15046036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Co., Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

529 Washington Blvd
(No. and Street)

Sea Girt (City) New Jersey (State) 08750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert McKelvey 732-449-5323
(Area Code — Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

278 Route 34 (Address) Matawan (City) New Jersey (State) 07747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Robert McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DOUGLAS T. ALBIN
Commission # 2425643
Notary Public, State of New Jersey
My Commission Expires
September 28, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
DECEMBER 31, 2014
Report of Independent Registered Public Accounting Firm

GEORGE McKELVEY CO., INC.
FINANCIAL STATEMENTS AND
SUPPLENENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of George McKelvey Co., Inc.

We have audited the accompanying financial statements of George McKelvey Co., Inc. (a New Jersey Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. George McKelvey, Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of George McKelvey Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of George McKelvey Co., Inc. financial statements. The supplemental information is the responsibility of George McKelvey Co., Inc's. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 19, 2015

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets

Cash	$	47,109
Receivable from clearing organization		10,089
Receivables from investment advisory fees		349,640
Temporary investments		57,016
Securities pledged under subordination agreement		300,000
Furniture and equipment , at cost, less accumulated depreciation of $185,377		9,162
Other assets		83,928
	$	856,944

Liabilities and Stockholders' Equity

Accounts payable, accrued expenses, and other liabilities	$	121,875
Subordinated borrowings		300,000
		421,875
Stockholders' equity		
Common stock, $.10 par value, authorized 2,500 shares issued 100 shares		25,000
Paid-in capital		48,167
Retained earnings		361,902
Total stockholders' equity		435,069
	$	856,944

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Commissions	$ 439,688
Investment advisory fees	4,322,887
Other income	94,096
Total revenue	4,856,671
Expenses	
Salaries and other employment costs for voting stockholder officers	2,399,580
Employee compensation and benefits	1,738,472
Commissions paid to other broker-dealers	192,126
Regulatory fees and expenses	42,471
Depreciation	4,938
Occupancy	140,640
Other expenses	292,138
Total expenses	4,810,365
Income before income taxes	46,306
Provision for income taxes	12,430
Net income	$ 33,876

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2014	$ 25,000	$ 48,167	$ 328,026	$ 401,193
Net income			33,876	33,876
Balance, December 31, 2014	$ 25,000	$ 48,167	$ 361,902	$ 435,069

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings at January 1, 2014	$ 300,000
Changes in subordinated borrowings	-
Subordinated borrowings at December 31, 2014	$ 300,000

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Cash flows from operating activities		
Net income		$ 33,876
Adjustments to reconcile net income to net cash provided by Operating activities:		
Depreciation	4,938	
(Increase) decrease in operating assets:		
Net receivable from clearing organization	(2,373)	
Net receivable from customers	(26,522)	
Other Assets	(4,995)	
Increase (decrease) in operating liabilities:		
Other liabilities	(2,131)	
Total adjustments		(31,083)
Net cash used in operating activities		2,793
Cash flows from investing activities		
Purchase of furniture and equipment	(8,088)	
Purchase of temporary investments	(11,803)	
Net cash provided by investing activities		(19,891)
Decrease in cash		(17,098)
Cash, beginning of year		64,207
Cash, end of year		$ 47,109
Supplemental cash flows distribution		
Income tax payments		$ 2,577

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

NOTE 1: Organization and Nature of Business

George McKelvey Co., Inc. ("Company") is a corporation organized in 1973 under the laws of New Jersey. The Company is duly registered and approved as a broker-dealer and investment advisor with the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC) on May 18, 1973 and September 4, 1990, respectively.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on the settlement date basis as securities transactions occur.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

NOTE 2: Significant Accounting Policies (Continued)

The Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2014. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of income. The Company did not recognize any interest and penalties for the year ended December 31, 2014. The tax years subject to examination by the taxing authorities are the years ended December 31, 2014, 2013 and 2012.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Depreciation

Depreciation is provided on a straight-line basis in the current period using estimated useful lives of five years, and in prior periods, double-declining method using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Operating Leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840.

NOTE 3: Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3: Fair Value (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available; representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets are securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2014.

NOTE 4: Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $50,000. As of December 31, 2014, a deposit in the amount of $10,089 for 2014 is included in receivable from clearing broker on the accompanying statements of financial condition.

NOTE 4: Clearing Broker (Continued)

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5: Bank Loan

Effective August 27, 2008, the Company obtained a line of credit in the amount of $100,000 from Wells Fargo. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest accrues at the Bank's prime lending rate (3.25% as of December 31, 2014). There is no outstanding loan balance at the year end.

NOTE 6: Concentrations

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

NOTE 7: Pension and Other Postretirement Benefit Plans

The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue code. The Company provided a retirement contribution of $64,321 for the year ended December 31, 2014. The plan provides for an employer contribution of 3% of all eligible employees' compensation.

NOTE 8: Regulatory Requirements

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $341,193, which exceeded the required net capital by $91,193. The ratio of aggregate indebtedness to net capital, at December 31, 2014 was 1 to 2.80.

Other Regulatory Requirements

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

NOTE 9: Guarantees

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

<u>Indemnifications</u>

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent National Financial Services, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of National Financial Services, LLC has acted improperly.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

NOTE 10: Commitments and Contingent Liabilities

The Company conducts its operations from a facility that is leased under a three year non-cancelable operating lease expiring in December 2013, with an option to renew the lease for an additional three years at an increased monthly rental.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2014, through the option period December 2016.

Year ending December 31,	Amount
2015	$ 137,640
2016	140,400
	$ 278,040

NOTE 11: Related Party Transaction

The Company's leased office facility is owned partially by a shareholder of the Company. The rent, which approximates fair market value, is under a three-year lease with a three-year renewal option. Rent expense in 2014 was $134,940.

NOTE 12: Subsequent Events

The Company has evaluated subsequent events through February 19, 2015, the date the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

SCHEDULE 1
GEORGE McKELVEY CO., INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net Capital		
Total stockholders' equity		$ 435,069
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		435,069
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		735,069
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 9,162	
Other assets	383,568	392,730
Net capital before haircuts on securities positions (tentative net capital)		342,339
Haircuts on securities		
Trading and investment securities		1,146
Net capital		$ 341,193
Aggregate indebtedness		
Short-term bank loan	$ -	
Accounts payable, accrued expenses and other liabilities	121,875	
Total aggregate indebtedness	$ 121,875	
Computation of basic net capital requirement		
Minimum net capital required: (6.67% of aggregate indebtedness)	$ 8,125	
Minimum dollar net capital requirement	250,000	
Net capital requirement (greater of minimum required)		$ 250,000
Excess net capital		$ 91,193
Excess net capital at 1,000 percent		$ 329,006
Percentage of aggregate indebtedness to net capital		35.72%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		40.81%
Ratio: Aggregate indebtedness to net capital		1 to 2.80

There are no material differences between computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, PartIIA filings for December 31, 2014.

SCHEDULE II
GEORGE McKELVEY CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through National Financial Services, LLC on a fully disclosed basis. During the year ended December 31, 2014, the Company did not hold customers' funds or securities.

GEORGE McKELVEY CO., INC.

Supplementary Information

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew J. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Board of Directors and Shareholders
of George McKelvey Co., Inc.

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) George McKelvey Co., Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) George McKelvey Co., Inc. stated that George McKelvey Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. George McKelvey Co., Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about George McKelvey Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 19, 2015

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

GEORGE McKELVEY CO., INC.
RULE 15c3-3 EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2014

In accordance with FINRA membership agreement applicable to George McKelvey Co., Inc. (the "Company"), is designated to operate under the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so, throughout the year ended December 31, 2014, without exception.

Robert J McKelvey

Signature

President

Title